Exhibit 99.3

December 13, 2001

Dear Leapnet Stockholders:

    On November 21, 2001, Leapnet announced that it had signed a definitive merger agreement with SPRI, LTD. ("SPRI"), for SPRI to acquire all of the outstanding shares of Leapnet common stock, other than shares held by SPRI and its affiliates. SPRI is owned by Robert Figliulo, Leapnet's Chairman and Chief Executive Officer, and David Figliulo, Vice President—Sales and a director of Leapnet. The terms of the merger agreement provide for SPRI, through a wholly owned subsidiary, to commence a first-step cash tender offer of $1.85 per share for any and all of the outstanding shares of Leapnet common stock that are not already owned by SPRI. The tender offer will be followed by a second-step merger of Leapnet and a wholly owned subsidiary of SPRI, whereby all remaining Leapnet stockholders, other than SPRI and its affiliates and shares for which appraisal rights have been sought, who do not tender their shares in the tender offer will receive $1.85 per share.

    Your Board of Directors, based on the unanimous recommendation of a special committee of Leapnet's independent directors, has determined that the SPRI transaction is in the best interests of Leapnet's stockholders, other than SPRI and its affiliates, and recommends that you tender your shares pursuant to the tender offer. If the second-step merger requires stockholder approval, the Board also recommends that you vote to adopt the merger agreement.

    In arriving at their recommendations, the special committee and the Board of Directors of Leapnet considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the special committee's financial advisor, George K. Baum & Company, that, as of the date of the opinion, the consideration to be received by the holders of common stock in the merger is fair from a financial point of view to Leapnet stockholders, other than SPRI and its affiliates. A copy of George K. Baum's written opinion, which sets forth the assumptions made, factors considered and scope of review undertaken by George K. Baum, can be found in Annex B to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    The enclosed Schedule 14D-9 refers you to tender offer documents which you will receive from SPRI. These tender offer documents contain important information relating to the decisions of the special committee of Leapnet's independent directors and the Board of Directors of Leapnet. We urge you to read both the Schedule 14D-9 and the related tender offer documents carefully.

Sincerely,

Stephen J. Tober President and Chief Operating Officer